ONE FINANCIAL CENTER
                                               100 S.E. THIRD AVENUE, 8TH FLOOR
                                               P.O. BOX 9748
         ROETZEL & ANDRESS                     FORT LAUDERDALE, FL 33310-9748
         A LEGAL PROFESSIONAL ASSOCIATION      954.759.2764 DIRECT
                                               954.462.4150 MAIN
                                               954.462.4260 FAX
                                               bpearlman@ralaw.com


                                November 18, 2008

VIA FEDERAL EXPRESS
-------------------

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC  20549

         Re:  Enviro Voraxial Technology, Inc.
              Registration Statement on Form S-1 Amendment No. 4
              Filed October 6, 2008
              File No. 333-140929

Dear Sir and Madam:

         On behalf of Enviro Voraxial Technology, Inc. (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated October 21, 2008. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

COMMENT 1.  Your second paragraph after the footnotes to the fee table refers to a transition period that has expired. Please revise your disclosure accordingly.

         Response: The paragraph referenced above has been removed and the disclosure has been revised to comply with Form S-1.

Consolidated Balance Sheets, page F-2
-------------------------------------

COMMENT 2.  Rule 8-02 of Regulation S-X requires the filing to include an audited balance sheet as of the end of each of the most recent two fiscal years. Please revise the filing to include the December 31, 2006 audited balance sheet. Accordingly, please have your independent auditors revise its report to opine on this December 31, 2006 balance sheet as well.

         Response: The filing has been revised to include the December 31, 2006 balance sheet. Furthermore, the auditor's report has also been revised to opine on the December 31, 2006 balance sheet.

November 6, 2008
Page 2


Consolidated Statements of Operations, page F-4
-----------------------------------------------

COMMENT 3.  Please refer to prior comment 3. We note that you continue to present "consulting services paid in stock in lieu of cash" on the face of your statement of operations. Please revise to disclose how it is allocated to other line items on the face of the statement of operations as previously requested.

         Response: We have updated the Statement of Operations to reflect the allocation.


Note H. Capital Transactions, page F-15
---------------------------------------

COMMENT 4.  Please refer to prior comment 6. We note in your response that you
            "reevaluated" the expected volatility estimate and determined 55% was a more indicative rate than the previous rate of 25%, and therefore recorded approximately $1,143,500 in expense. It does not appear any additional compensation expense was recorded and the financial statements were not restated. Please clarify and tell us where this expense was recorded.

         Response: There was an error in the initial disclosure. Upon our review of the volatility estimate, it was noted that there was a typographical error in the initial disclosures. A rate of 55% was used in the initial calculations and not 25% as previously disclosed. Since there was no change in the calculated expense, just a clarification of the rate used, no additional compensation expense was recorded.

         We note the Staff's closing comments and have provided marked copies of the Amended Registration Statement. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

                                                       Sincerely,

                                                       ROETZEL & ANDRESS



                                                       /s/ Brian A. Pearlman
BAP/sm